UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         -------------------------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  FORM 11-K [X]

                        Commission File Number -- 0-20490

                            CUSIP Number -- 140777103

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    Nothing        in the form shall be construed  to imply that the  Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, indentify the item(s) to which the notification relates: n/a

PART I -- REGISTRANT INFORMATION

The Carbide/Graphite Group, Inc. Savings Investment Plan
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(Full Name of Registrant)

The Carbide/Graphite Group, Inc.
One Gateway Center, 19th Floor
Pittsburgh, PA 15222
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(Address of Principal Executive Offices, City, State and Zip Code)


PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check the appropriate box)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   [X] (b) The subject Annual Report on Form 11-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 9c) has been attached, if applicable.


PART III -- NARRATIVE

     The Carbide/Graphite Group, Inc. Savings Investment Plan (the Plan) was required to file with the Securities and Exchange Commission (the Commission) its Annual Report on Form 11-K for the plan year ended December 31, 1998 by June 29, 1999. Due to an oversight, this report was not filed on a timely basis. The report is being completed and will be filed with the Commission on or before July 14, 1999, which is within fifteen days of the prescribed due date pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          William M. Thalman       (412) 562-3752


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

                                   SIGNATURES

     The Carbide/Graphite Group, Inc. Savings Investment Plan has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized:


                                        By:  /s/ Walter E. Damian
                                        -------------------------
                                        Walter E. Damian
                                        Plan Administrator
                                        Dated:    July 6, 1999